Exhibit 99.9

@ Infosys Technologies Limited Regd. Office: Electronics City, Hosur Road, Bangalore — 561 229, India

Audited financial results for the quarter, half-year and year ended March 31, 2003

(in Rs. crore, except per share data

	Quarter ended		Half-year ended		Year ended
	March 31,		March 31		March 31,

	2003	2002	2003	2002	2003	2003

Income from software services and products
Overseas	990.57	669.54	1,935.75	1,317.90	3,543.51	2,552.47
Domestic	29.28	10.60	42.74	23.04	79.18	51.12
Total	1,019.85	680.14	1,978.49	1,340.94	3,622.69	2,603.59
Software development expenses	529.80	322.61	1,011.42	632.31	1,813.30	1,224.82
Gross profit	490.05	357.33	967.07	708.63	1,809.39	1.378.77
Selling and marketing expenses	68.96	35.83	142.56	68.68	266.98	129.79
General and administration expenses	80.72	50.75	150.65	101.75	270.37	211.35
Operating profit before interest, depreciation and amortization	340.37	270.75	673.86	538.20	1,272.04	1.037.63
Interest	—	—	—	—	—	—
Depreciation and amortization	52.75	44.82	102.23	86.16	188.95	160.65
Operating profit after interest, depreciation and amortization	287.62	225.93	571.63	452.04	1,083.09	876.98
Other income	27.38	23.33	57.18	38.26	99.61	66.41
Provision for investments	—	—	—	—	23.77	—
Profit before tax	315.00	249.26	628.81	490.30	1,158.93	943.39
Provision for taxation	56.00	38.93	113.50	73.93	201.00	135.43
Profit after tax	259.00	210.33	515.31	416.37	957.93	807.96
Paid-up equity share capital (par value Rs.5/-each, fully paid)	33.12	33.09	33.12	33.09	33.12	33.09
Reserves	2,827.53	2,047.22	2,827.53	2,047.22	2,827.53	2,047.22
Earnings per share (par value Rs.5/-each)
Basic	39.10	31.78	77.81	62.92	144.68	122.12
Diluted	38.59	31.37	76.81	62.39	143.37	121.37
Dividend per share (par value Rs.5/-each)	14.50	12.50	14.50	12.50	27.00	20.00
Percentage (%)	290	250	290	250	540	400
Aggregate of non-promoters shareholding
Number of shares	4,74,15,483	4,71.78,795	4,74,15,483	4,71,78,795	4,74,15,483	4,71,78,795
Percentage of shareholding	71.58	71.28	71.58	71.28	71.58	71.28

Segment reporting

(in Rs. crore)

	Quarter ended		Half-year ended		Year ended
	March 31,		March 31,		March 31,

	2003	2002	2003	2002	2003	2002

Revenue by industry segment
Financial services	373.68	253.75	734.47	479.96	1,355.94	953.98
Manufacturing	155.48	116.95	321.71	221.71	597.84	445.94
Telecom	164.00	105.05	298.60	205.12	543.19	406.79
Retail	113.95	87.77	226.77	177.60	414.54	320.40
Others	212.74	116.62	396.94	256.55	711.18	476.48
Total	1,019.85	680.14	1,978.49	1,340.94	3,622.69	2,603.59
Less: Inter-segment revenue	—	—	—	—	—	—
Net revenue from operations	1,019.85	680.14	1,978.49	1,340.94	3,622.69	2,603.59
Segment profit/(loss) before tax and interest:
Financial services	111.98	92.85	229.60	172.99	431.86	350.87
Manufacturing	47.41	44.28	103.39	78.01	196.14	152.76
Telecom	61.29	44.93	112.38	94.47	213.29	191.16
Retail	44.16	40.86	90.94	84.11	172.53	151.36
Others	75.53	47.81	137.55	108.62	258.22	191.48
Total	340.37	270.75	673.86	538.20	1,272.04	1,037.63
Less: Interest	—	—	—	—	—	—
Less: Other un-allocable expenditure (excluding un-allocable income)	52.75	44.82	102.23	86.16	188.95	160.65
Operating profit before tax	287.62	225.93	571.63	452.04	1,083.09	876.98

Notes on segment information

Principal segments

The company’s operations predominantly relate to providing technology services delivered to clients globally, operating in various industry segments. Accordingly, revenues represented along industry classes comprise the primary basis of the segmental information set out above.

Segmental capita/employed

Fixed assets used in the company’s business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and support services are used interchangeably between segments, Accordingly, no disclosure relating to total segment assets and liabilities have been made.

Note:

1.	The above audited results for the quarter, half-year and the year ended March 31, 2003 have been taken on record by the Board at its meeting held on April 10, 2003. There are no qualifications in the auditors’ reports issued for these periods.

2.	The Board of Directors at their meeting proposed a final dividend of Rs.14.50 per share (290% on an equity share par value Rs. 5/-and subject to the approval of members at the Annual General Meeting to be held on June 14, 2003. An interim dividend of Rs. 12.50 per share (250% on an equity share par value of Rs. 5/- each) was declared at the Board meeting on October 10, 2002. The record date for payment of dividend was November 01, 2002 and it has since been paid. Accordingly, the total dividend for the year would be Rs. 27.00 per share (540% on equity share of par value of Rs. 5/-).

3.	The register of members and share transfer books will remain closed from May 30, 2003 to June 14, 2003, both days inclusive. The Annual General Meeting of the company has been scheduled for June 14, 2003. As per the Finance Bill, 2003, dividends paid after March 31, 2003 are free of taxation in the hands of shareholders. This is subject to the Finance Bill being enacted by Parliament.

4.	Details of expenses:

(in Rs. crore)

	Quarter ended		Half-year ended		Year ended
	March 31,		March 31,		March 31,

	2003	2002	2003	2002	2003	2002

Staff costs	481.84	291.99	928.16	579.71	1,677.12	1,117.87
There are no other items exceeding 10% of aggregate expenditure

5. Particulars of other income

(in Rs. crore)

	Quarter ended		Half-year ended		Year ended
	March 31,		March 31,		March 31,

	2003	2002	2003	2002	2003	2002

Interest on deposits	22.16	15.27	41.68	27.64	78.05	51.24
Exchange difference	3.93	7.37	12.80	9.44	17.67	13.26
Miscellaneous income	1.29	0.69	2.70	1.18	3.89	1.91
Total	27.38	23.33	57.18	36.26	99.61	66.41

6.	The company evaluates all investments for any diminution in their carrying values that is other than temporary. Accordingly, the company provided for an aggregate amount of Rs. 23.77 crore during the quarter ended September 30, 2002, which consists of Rs. 0.75 crore for JASDIC Park Company, Japan; Rs. 6.85 crore for Asia Net Media (BVI) Ltd., the British Virgin Islands; Rs. 8.95 crore for OnMobile Systems, Inc. (formerly OnScan, Inc.), USA; Rs. 7.22 crore for Workadia Inc., USA; Rs. 10,350/- for The Saraswat Co-operative Bank Limited, India; and Rs. 10/- for Software Services Support Education Center Limited, India.

7.	Progeon Limited (“Progeon”) was incorporated on April 3, 2002, and is a subsidiary established to provide business process management and transitioning services. Infosys (“the company”) has invested Rs. 12.25 crore in 1,22,49,993 fully paid equity shares of Rs. 10/- each in Progeon, at par. Progeon obtained its first round of financing by securing funding of Rs. 49.00 crore from Citicorp International Finance Corporation, USA (“CIFC”) in exchange for 43,75,000 cumulative, convertible, redeemable preferred shares of face value Rs. 100/- at a premium of Rs. 12/- per share. The preference shares are convertible to an equal number of equity shares based on certain events as agreed between the company and CIFC.

8.	During the quarter ended June 30, 2002, the company invested Rs. 0.27 crore in M-Commerce Ventures Pte Limited, Singapore (“M-Commerce”) for 10 ordinary shares of face value Singapore $ (“S$”) 1/- each fully paid at par and 90 redeemable preference shares of face value S$ 1/- each fully paid for a premium of S$ 1,110. Accordingly, the aggregate investment in M-Commerce as at March 31, 2003 amounts to Rs. 2.11 crore (Rs. 1.84 crore as at March 31, 2002).

9.	During the year ended March 31, 2003, the company entered into arrangements to purchase Intellectual Property Rights (“IPR”). Details of the arrangements are as follows:

•	Purchase of IPR in Trade IQ, a treasury management product, from IQ Financial Systems, Inc., USA (“IQFS”) in the first quarter, for the banking group. The aggregate consideration paid was Rs. 16.97 crore (US$ 3.47 million). Management estimates the useful life of the IPR as two years.

•	An agreement to purchase IPR in AUTOLAY, a commercial software application product used in the design of high performance structural systems, with the Aeronautical Development Agency, India (“ADA”) in the first quarter, for the engineering service and consulting practice. The company has a firm commitment to share revenues with ADA for a maximum of US$ 5 million (Rs 24.50 crore) payable by 10 years of the contract date. The ownership of intellectual property in AUTOLAY will transfer to the company on remittance of the consideration to ADA. The committed consideration is recorded as IPR. Management estimates the useful life of the IPR as five years.

•	Purchase of non-exclusive global license to ILink, a signature display software, from Integra Microsystems Private Limited, India, in the third quarter. The arrangement allows the company to make proprietary modifications to the source code and transfer certain other rights in ILink to third parties for use along with its banking products. The consideration amounts to Rs. 0.65 crore. Management estimates the useful life of the license as one year.

10.	Effective the current fiscal year, the company has voluntarily adopted the applicable accounting standard on intangible assets, which is mandatory effective the year commencing April 1, 2003. Management has also evaluated the effect of other recently issued accounting standards such as discontinuing of operations and reporting of interests in joint ventures (although all these accounting standards are not mandatory for the fiscal year ending 2003). These accounting standards do not have a material impact on the financial statements of the company.

11.	The approval of the Reserve Bank of India for the increase in the investment limit of Foreign Institutional Investors from 49% to 100% was obtained on July 4, 2002.

12.	During the quarter ended March 31, 2003, half-year ended March 31, 2003 and the year ended March 31, 2003, the company issued 13,569, 37,690 and 56,946 equity shares respectively, pursuant to the exercise of stock options by certain employees.

13.	The Board has approved a grant of 2,000 stock options to Mr. Claude Smadja, Independent Director on July 10, 2002.

14.	Mr. Phaneesh Murthy resigned from the company’s Board of Directors and as Head — Sales and Marketing and Head — Communications and Product Services (CAPS) effective July 23, 2002.

15.	The lawsuit filed by Ms. Reka Maximovitch against the company and its former director Mr. Phaneesh Murthy is in the early stages of discovery. A September 2003 trial date has been set. An unfavorable resolution could adversely impact Infosys’ results of operations or financial condition.

16.	The Board of Directors, at their meeting held on April 10, 2003, co-opted, Mr. Sridar Iyengar, President TiE (The Indus Entrepreneurs), Silicon Valley as an additional director of the company with effect from April 10, 2003. Mr. Sridar Iyengar will hold office up to the ensuing Annual General Meeting, when his appointment will be placed for the approval of the members in the meeting. The board has also approved a grant of 2000 stock options to Mr. Sridar Iyengar on April 10, 2003.

17.	The Board of Directors at their meeting held on April 10, 2003, took on record the resignation tendered by Prof. Jitendra Vir Singh, Independent Director, that is effective from April 12, 2003. The board placed on record its gratitude for the services rendered by him.

Audited consolidated financial results of Infosys Technologies Limited and subsidiary

(in Rs. except per share data)

	Quarter ended	Year ended
	March 31, 2003	March 31, 2003

Income from software services, products and Business Process Management (“BPM”)
Overseas	1,001.00	3,564.36
Domestic	28.67	75.62
Total	1.029.67	3,639.98
Software development and BPM expenses	534.27	1.822.96
Gross profit	495.40	1.817.02
Selling and marketing expenses	71.12	271.73
General and administration expenses	82.30	275.67
Operating profit before interest, depreciation and amortization	341.98	1,269.62
Interest	—	—
Depreciation and amortization	53.40	190.34
Operating profit after interest, depreciation and amortization	288.58	1,079.28
Other income	27.16	100.26
Provision for investments	—	23.77
Profit before tax	315.74	1,155.77
Provision for taxation	56.00	201.00
Profit after tax	259.74	954.77
Paid-up equity share capital (par value Rs. 5/-each, fully paid)	33.12	33.12
Reserves	2,824.37	2,824.37
Earnings per share (par value Rs. 5/- each)
Basic	39.21	144.20
Diluted	38.70	142.89
Dividend per share (par value Rs. 5/-each)	14.50	27.00
Percentage (%)	290	540
Aggregate of non-promoters shareholding
Number of shares	4,74,15,483	4,74,15,483
Percentage of shareholding	71.58	71.58

Note:

1.	Progeon Limited, a subsidiary of Infosys Technologies Limited, was incorporated during the first quarter and has prepared its financial statements from April 03, 2002 (the date of incorporation) to March 31, 2003. which have been consolidated.

2.	Principles of consolidation: The financial statement are prepared in accordance with the principles and procedures for the preparation and presentation of consolidated financial statements as set out in the accounting standard on Consolidated Financial Statements prescribed by the Institute of Chartered Accountants of India. This being the first year of presentation of consolidated financial statements in line with the accounting standards, figures for the prior period have not been provided as they are unconsolidated and, therefore, do not permit meaningful comparison. The financial statements of the parent company, Infosys Technologies Limited (“Infosys” or “company”) and Progeon Limited (“Progeon” or “subsidiary”) have been combined on a line-by-line basis by adding together the book values of like items of assets, liabilities, income and expenses after eliminating intra-group balances and transactions and resulting unrealized gains/losses. The consolidated financial statements are prepared applying uniform accounting policies used in Infosys and Progeon.

Bangalore, India April 10, 2003	Nandan M. Nilekani Chief Executive Officer, President and Managing Director	By order of the Board for Infosys Technologies Limited N. R. Narayana Murthy Chairman and Chief Mentor

The Board has also taken on record the consolidated results of Infosys Technologies Limited and its subsidiary (Progeon Limited) for the three months and audited results for the year ended March 31, 2003, prepared as per US GAAP. The summary of the above financial statements is as follows:

(in US$ million, except per ADS data)

	Three months ended		Fiscal year
	March 31, (Unaudited)		(Audited)

	2003	2002	2003	2002

Revenues	216.03	139.68	753.81	545.05
Cost of revenues including amortization of deferred stock compensation	123.13	76.09	417.36	293.03
Gross profit	92.90	63.59	336.45	252.02
Net income	53.07	42.28	194.87	164.47
Earnings per American Depositary Share
Basic	0.40	0.32	1.49	1.25
Diluted	0.40	0.32	1.47	1.24
Total assets	704.31	471.16	704.31	471.76
Cash and cash equivalents	354.36	210.48	354.36	210.48

Note: Two American Depositary Shares (ADS) are equivalent to one equity share.

The reconciliation of net income as per Indian GAAP and US GAAP is as follows:

(in US$ million)

	Three months ended		Fiscal year
	March 31, (Unaudited)		(Audited)

	2003	2002	2003	2002

Net profit as per Indian GAAP	54.36	43.17	198.01	169.11
Amortization of deferred stock compensation expense	(1.08)	(1.26)	(4.80)	(5.01)
Deferred taxes	(0.19)	0.37	(0.19)	0.37
Gain on forward foreign exchange contracts	(0.18)	—	0.50	—
Net provision for investments	—	—	2.00	—
Profit/(loss) from Progeon Limited	0.16	—	(0.65)	—
Consolidated net income as per US GAAP	53.07	42.26	194.87	164.47

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunications networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal of governmental fiscal incentives, political instability, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2002 and Quarter Reports on Form 6-K for the quarters ended June 30, 2002, September 30, 2002 and December 31, 2002. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company.